

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2022

Craig Glynn
Chief Financial Officer
enVVeno Medical Corporation
70 Doppler
Irvine, California 92618

      Re: enVVeno Medical Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2021
      Filed March 28, 2022
      File No. 001-38325

Dear Mr. Glynn:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences